UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA AGRITECH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16937A 20 0

(CUSIP Number)

Room 3F No. 11 Building, Zhonghong

International Business Garden

Future Business Center,

Chaoyang North Road, Chaoyang

District, Beijing, China 100024

(86)10-59621278

(Address of Principal Executive Offices) Registrant’s Telephone Number, Including Area Code:

February 19, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Carlyle Asia Growth Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,263,123
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,263,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,123
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Carlyle Offshore Partners II, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,642,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,642,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,642,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0

This Amendment No. 1, filed jointly by the following (collectively, the “Reporting Persons”): (i) Carlyle Asia Growth Partners IV, L.P., a Cayman Islands exempt limited partnership (“Asia Growth”), (ii) CAGP IV Co-Investment, L.P., a Cayman Islands exempt limited partnership (“Co-Investment”), (iii) CAGP IV General Partner, L.P., a Cayman Islands exempt limited partnership, (iv) CAGP IV Ltd., a Cayman Islands exempt company, (v) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempt limited partnership, (vi) TCG Holdings Cayman II, L.P., a Cayman Islands exempt limited partnership, (vii) DBD Cayman, Ltd., a Cayman Islands exempt company, and (viii) Carlyle Offshore Partners II, Limited, a Cayman Islands exempt company, supplements and amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Commission on October 29, 2009, in respect of shares of common stock, par value $0.001 per share (the “Common Stock”), of China Agritech Inc. (the “Company”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

The amount of the Shares held by the Reporting Persons in this Amendment No. 1 to the Schedule 13D have been adjusted for (i) the Reporting Persons acquiring beneficial ownership of the Warrants on February 19, 2010, which is 60 days before the date the Warrants become exercisable, and (ii) a two for one stock split of the Common Stock which occurred after the execution of the Purchase Agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

As reported on the Form 4 filed with the Commission on February 23, 2010, the exercise price of the Warrants and the number of shares that may be purchased by the Warrants have been adjusted for a two for one stock split of the Common Stock which occurred after the execution of the Purchase Agreement. Accordingly, the exercise price of the Warrants is $5.385 per share, and the Warrants are exercisable in the aggregate for approximately 1,857,024 shares of the Company’s Common Stock, assuming that the Company meets the Net Income Target.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph:

As reported on the Form 4 filed with the Commission on February 23, 2010, the exercise price of the Warrants and the number of shares that may be purchased by the Warrants have been adjusted for a two for one stock split of the Common Stock which occurred after the execution of the Purchase Agreement. Accordingly, the exercise price of the Warrants is $5.385 per share, and the Warrants are exercisable in the aggregate for approximately 1,857,024 shares of the Company’s Common Stock, assuming that the Company meets the Net Income Target.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D and the information

CUSIP No. 16937A 20 0

set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of common stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 17,329,142 shares of common stock issued and outstanding, as reported on the Company’s Registration Statement on Form S-3 filed with the SEC on February 9, 2010, adjusted for the Reporting Persons’ acquiring beneficial ownership of the Warrants on February 19, 2010, which is 60 days before the date they become exercisable. Asia Growth and Co-Investment are, for purposes of this Statement, the owners of record of 4,263,123 and 379,437 shares of common stock of the Company, respectively.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Carlyle Offshore Partners II, Limited	4,642,560	24.2%	0	4,642,560	0	4,642,560

DBD Cayman, Ltd.	4,642,560	24.2%	0	4,642,560	0	4,642,560

TCG Holdings Cayman II, L.P.	4,642,560	24.2%	0	4,642,560	0	4,642,560

TC Group Cayman Investment Holdings, L.P.	4,642,560	24.2%	0	4,642,560	0	4,642,560

CAGP IV Ltd.	4,642,560	24.2%	0	4,642,560	0	4,642,560

CAGP IV General Partner, L.P.	4,642,560	24.2%	0	4,642,560	0	4,642,560

Carlyle Asia Growth Partners IV, L.P.	4,263,123	22.4%	0	4,263,123	0	4,263,123

CAGP IV Co-Investment, L.P.	379,437	2.2%	0	379,437	0	379,437

CAGP IV General Partner, L.P. is the general partner of both Asia Growth and Co-Investment. CAGP IV General Partner, L.P. may, by virtue of it being the general partner of Asia Growth and Co-Investment, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP IV General Partner, L.P. disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that CAGP IV General Partner, L.P. is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes. The sole general partner of CAGP IV General Partner, L.P. is CAGP IV Ltd., a limited company that is wholly owned by TC Group Cayman Investment Holdings, L.P. The sole general partner of TC Group Cayman Investment Holdings, L.P. is TCG Holdings Cayman II, L.P. DBD Cayman, Ltd. is the sole general partner of TCG Holdings Cayman II, L.P. Carlyle Offshore Partners II, Limited is the Class B member of DBD Cayman, Ltd. Each of

CUSIP No. 16937A 20 0

CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and Carlyle Offshore Partners II, Limited may, by virtue of being the owner or general partner, as the case may be, of CAGP IV General Partner, L.P., CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., and DBD Cayman, Ltd., respectively, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and Carlyle Offshore Partners II, Limited each disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that such person is the beneficial owner of, or has any pecuniary interest in, such securities for any purpose.

William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein, David Pearson, and Curt Buser are the directors of CAGP IV Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by CAGP IV Ltd. Such individuals, in their capacities as directors, expressly disclaim any such beneficial ownership.

William E. Conway, Jr., Daniel A. D’Aniello, and David Rubenstein are the Class A members as well as the directors of DBD Cayman, Ltd. and, in such capacities, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by DBD Cayman, Ltd. The Class A members control DBD Cayman, Ltd. based on a majority vote. Such individuals, in their capacities as Class A members and as directors, expressly disclaim any such beneficial ownership.

Pursuant to an agreement between DBD Cayman, Ltd. and its Class B member, Carlyle Offshore Partners II, Limited, voting power over the shares of common stock of the Company is held by Carlyle Offshore Partners II, Limited. Carlyle Offshore Partners II, Limited has 13 members, with no member controlling more than 7.7% of the vote, consisting of William Conway, Jr., David Rubenstein, Daniel D’Aniello, Peter Clare, Robert Grady, Allan Holt, Bruce Rosenblum, Glenn Youngkin, Jean Millet, Adam Palmer, Daniel Akerson, Robert Stuckey and Peter Nachtwey. The directors of Carlyle Offshore Partners II are Allan Holt, Bruce Rosenblum, Jeffrey W. Ferguson, Daniel D’Aniello, William Conway, Jr., and David Rubenstein, each of these members and directors disclaims beneficial ownership of the shares of common stock of the Company.

(c) Except as set forth in this Item 5 and as reported on the Form 4 filed with the Commission on February 23, 2010, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Company.

(d) Other than the Reporting Persons and the Related Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not applicable.

CUSIP No. 16937A 20 0

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of February 24, 2010, by and among the Reporting Persons.

CUSIP No. 16937A 20 0

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2010

CARLYLE OFFSHORE PARTNERS II, LIMITED

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

DBD CAYMAN, LTD.

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P., as its general partner
By:	DBD CAYMAN, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

CAGP IV LTD.

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

CUSIP No. 16937A 20 0

CAGP IV GENERAL PARTNER, L.P.
By:	CAGP IV LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

CARLYLE ASIA GROWTH PARTNERS IV, L.P.
By:	CAGP IV General Partner, L.P., as its general partner
By:	CAGP IV LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

CAGP IV CO-INVESTMENT, L.P.
By:	CAGP IV General Partner, L.P., as its general partner
By:	CAGP IV LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated as of February 24, 2010, by and among the Reporting Persons.